EXHIBIT 99.1
Section 13(r) Disclosure

MasterCard has established a risk-based compliance program designed to prevent us from having business dealings with Iran, as well as other prohibited countries, regions, individuals or entities. This includes obligating issuers and acquirers to screen cardholders and merchants, respectively, against the U.S. Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals (“SDN list”). During the period covered by this report, we learned through our program that:

•	certain European acquirers had previously entered into acquiring relationships for consular services with Iranian embassies located in Austria, France, Russia and Spain; and

•	certain European and Middle East/Asian acquirers had previously entered into acquiring relationships with Iran Air in Austria, France, Germany, Italy, Spain, Malaysia and Qatar.

As a result, these embassies and Iran Air have accepted MasterCard cards and we have processed the resultant transactions. Our review of this activity is ongoing.
OFAC regulations and other legal authorities provide exemptions for certain activities involving dealings with Iran. However, Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires us to disclose whether we, or any of our affiliates, have knowingly engaged in certain transactions or dealings involving the Government of Iran or with certain persons or entities found on the SDN list, regardless of whether these dealings constitute a violation of OFAC regulations. We intend to allow our acquirers to continue to engage in these transactions to the extent permitted by law.
We do not calculate net revenues or net profits associated with specific merchants (our customers’ customers). However, we used our fee schedule and the number and amount of transactions involving the Iranian embassies and Iran Air to estimate the net revenue and net profit we obtained during the three months ended March 31, 2016 and the four years ended December 31, 2015.  Both the number of transactions and our estimated net revenue and net profits for those periods are de minimis.